Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY THE THRIFT AND SAVINGS PLAN)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b)	Exhibit Index:

23.1	The consent of Fischer Cunnane & Associates Ltd, independent registered public accounting firm.

23.2	The consent of KPMG LLP, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 27, 2007	By:	/s/ Gilbert B. Mateer
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION THRIFT AND SAVINGS PLAN)

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered

Public Accounting Firm Thereon)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(K) Plan

(formerly, Bryn Mawr Bank Corporation Thrift and Savings Plan)

We have audited the accompanying statement of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (formerly, Bryn Mawr Bank Corporation Thrift and Savings Plan) (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 27, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2006, and changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions for the year ended December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd

West Chester, Pennsylvania

June 26, 2007

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(K) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (the Plan) as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2005, and changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

June 27, 2006

KPMG LLP, a U.S. limited liability partnership is the U.S.

member firm of KPMG International, a Swiss cooperative

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments:
Investments at fair value	$12,507,343	$11,480,700
Common trust funds at fair value	4,903,424	5,222,082
Participant loans	409,790	330,756

Total investments	17,820,557	17,033,538

Receivables:
Accrued interest and dividends	25,081	24,506
Contributions receivables – Employer	95,138	89,264
Contributions receivables – Participants	92,571	93,274

Total receivables	212,790	207,044

Total assets	18,033,347	17,240,582

Liabilities:
Accrued expenses	—	1,575

Total liabilities	—	1,575

Net assets available for benefits	$18,033,347	$17,239,007

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Dividends	$558,433	$334,154
Interest	25,084	16,993
Qualified Common Trust Fund income	145,057	148,541
Net appreciation in the fair value of investments	1,257,578	216,163

Total investment income	1,986,152	715,851
Contributions:
Employer	361,539	335,564
Participants	1,043,411	924,084
Rollovers	104,453	37,124

Total contributions	1,509,403	1,296,772

Total additions	3,495,555	2,012,623

Deductions:
Benefits paid to participants	2,667,083	1,575,768
Administrative expenses	34,132	37,836

Total deductions	2,701,215	1,613,604

Net increase	794,340	399,019
Net assets available for benefits:
Beginning of year	17,239,007	16,839,988

End of year	$18,033,347	$17,239,007

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

(a)	General

Effective May 26, 2006 the Bryn Mawr Bank Corporation Thrift and Savings Plan was renamed the Bryn Mawr Bank Corporation 401(K) Plan (the Plan).The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation or its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pre-tax basis, subject to certain limitations. Such contributions are matched dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay.

Effective October 1, 2006, an “automatic enrollment” feature and an “automatic increase” feature were implemented. Under the enrollment feature, 3% of compensation shall be automatically deducted from pay on a pre-tax basis for each employee who is eligible to participate but who is not contributing to the Plan, unless the employee elects, in writing, not to contribute to the Plan, or to contribute a different percentage of his or her compensation to the Plan. Under the automatic increase feature, each participating employee’s contributions to the Plan will automatically be increased by 1% of his or her compensation as of each January 1, unless the employee elects in writing, to reject these automatic increases. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%

In addition, the board of directors may, at their discretion, authorize an additional contribution based on the Company’s profitability. There were no additional contributions made in 2006 or 2005. The participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Corporation’s common stock, two common trust funds administered by the Bank, one money market fund, and nine mutual funds as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

6	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Amendments to the Plan

Effective March 28, 2005, the Plan was amended to reduce the vested account balance that can be paid without the consent of the participant from $5,000 to $1,000. Additionally, effective April 1, 2005, an employee will be eligible to participate in the Plan as of the next January 1, April 1, July 1, or October 1, instead of the next January 1, or June 1, following completion of the service requirement.

Effective January 1, 2007 a Roth 401(K) feature was added to the Plan whereby participants may elect to contribute to the Plan on an after-tax basis, rather than a pre-tax basis. In general, distributions of the after-tax Roth 401(K) contributions, as well as earnings attributable to Roth 401(K) contributions, are tax-free to the recipient if the distributions are made to the employee after attaining age 59 1/2 or on account of disability, or to a beneficiary of a deceased employee, provided the distribution is made at least five years after the first year in which the employee made Roth 401(K) contributions to the Plan. Roth 401(K) contributions shall be eligible for the same matching contribution and the same distribution and withdrawal options as pre-tax contributions.

(e)	New Investment Options

Effective April 1, 2005 two existing investment funds were converted to new funds. The Clipper Fund was converted to the Wells Fargo C&B Large Cap Value Fund and the Brown Capital Small Cap Fund was converted to the Managers Special Equity Fund. Effective July 1, 2006, the Managers Special Equity Fund was converted to the LKCM Small Equity Institutional Fund. Additionally, effective July 1, 2006 five new investment funds were added to the plan as follows: Accessor Fund, Target 2010 Fund, Target 2020 Fund, Target 2030 Fund and Target 2040 Fund.

(f)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in their account or annual payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(g)	Vesting

Participants are immediately vested in all elective deferral contributions, rollover contributions and matching contributions, plus or minus earnings or losses on such contributions.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

7	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2006 and 2005

(i)	Participants Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions. The interest rates on loans range from 4.75% to 8.75% at December 31, 2006.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% withdrawal penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

8	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2006 and 2005

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS #157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements and is effective for financial statements with plan years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005.

	2006	2005
Federated Prime Obligations Fund, 2,952,693 and 3,239,783 shares, respectively	$2,952,693	$3,239,783
Qualified Equity Fund, 33,493 and 39,853 shares, respectively *	3,531,365	3,841,098
Qualified Income Fund II, 139,951 and 139,815 shares, respectively *	1,372,059	1,380,984
Bryn Mawr Bank Corporation Common Stock 149,491 and 156,740 shares, respectively *	3,533,982	3,394,988
Templeton Foreign Fund, 68,595 and 63,842 shares, respectively	1,829,434	1,424,311
Vanguard 500 Index Fund, 14,216 and 17,289 shares, respectively	1,856,541	1,986,888
LKCM Small Equity Institutional Fund, 64,710 and 0 shares, respectively	1,422,327	—
Managers Special Equity Fund, 0 and 12,598 shares, respectively	—	1,093,099

*	Party-in-interest

9	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Bryn Mawr Bank Corporation Stock Fund	$294,844	$(30,068)
Common trust funds	302,159	158,393
Mutual funds	660,575	87,838

	$1,257,578	$216,163

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(6)	Related-Party Transactions

Certain Plan investments are common trust funds managed by the Bank as well as shares of common stock issued by the Corporation. The Corporation is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10

Employer EIN - 23-2434506

Plan No.- 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue	(c) Description of investment	(e) Current value
*	Bryn Mawr Trust Company Qualified Equity Fund	Common Trust Fund	$3,531,365
*	Bryn Mawr Trust Company Qualified Income Fund II	Common Trust Fund	1,372,059
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock	3,533,982
	Wells Fargo C&B Large Cap Value Fund	Registered Investment Company	577,812
	Federated Prime Obligations Fund	Money Market Fund	2,952,693
	LKCM Small Equity Institutional Fund	Registered Investment Company	1,422,327
	Templeton Foreign Fund	Registered Investment Company	1,829,434
	Vanguard 500 Index Fund	Registered Investment Company	1,856,541
	Accessor	Registered Investment Company	85,271
	Target 2010	Registered Investment Company	99,351
	Target 2020	Registered Investment Company	126,893
	Target 2030	Registered Investment Company	21,696
	Target 2040	Registered Investment Company	1,343
	Participant Loans	Loans to participants (4.75% to 8.75%; maturing 3/2006 to 7/2022)	409,790

			$17,820,557

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Employer EIN - 23-2434506

Plan No. - 002

Schedule 2

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Schedule H, line 4j - Schedule of Reportable Transactions

For the Year Ended December 31, 2006

I. Single transactions within the Plan year in excess of 5% of the current value of Plan assets.

(a) Identity of Party Involved	(b) Description of asset	(c) Purchase Price	(d) Selling Price	(g) Cost	(h) Current value of asset on transaction date	(i) Net gain / (loss)
Westport Asset Management, Inc.	Managers Special Equity Fund	$—	$1,252,912	$1,195,859	$1,252,912	$57,053
Luther King Capital Management	LKCM Small Equity Institutional Fund	1,252,921	—	1,252,921	1,252,921	—

See accompanying report of independent registered public accounting firm.